11 S. Meridian Street
Indianapolis, IN 46204-3535
317-236-1313
317-231-7433 (Fax)
www.btlaw.com

April 4, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Asia Timmons-Pierce, Special Counsel, and Sherry Haywood, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:	Skyline Corporation

Preliminary Merger Proxy Statement on Schedule 14A

Filed on February 27, 2018

File No. 001-04714

Dear Ms. Timmons-Pierce and Ms. Haywood:

This letter is being submitted on behalf of Skyline Corporation (“Skyline” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 27, 2018 (the “Preliminary Proxy Statement”), as set forth in your letter dated March 26, 2018 addressed to Richard W. Florea, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For your convenience, your comments have been reproduced in bold below followed by the responses in regular type. Unless otherwise indicated, page references in the Staff’s comments refer to the Preliminary Proxy Statement, and page references in the responses refer to Amendment No. 1.

The responses provided herein are based upon information provided to Barnes & Thornburg LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 1 (marked to show changes from the Preliminary Proxy Statement). All capitalized terms not otherwise defined herein have the meanings set forth in Amendment No. 1.

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General

1.	Please provide us supplementally with copies of any board books or similar materials prepared by Jefferies LLC for Skyline’s board.

Atlanta    Chicago    Dallas    Delaware    Indiana     Los Angeles    Michigan    Minneapolis    Ohio    Washington, D.C.

U.S. Securities and Exchange Commission

April 4, 2018

Response: In response to the Staff’s comment, a copy of the discussion materials prepared by Jefferies LLC (“Jefferies”) that were reviewed and discussed with Skyline’s board of directors in connection with the rendering of Jefferies’ opinion on January 4, 2018, are being provided to the Staff on a supplemental basis under separate cover by Jones Day, counsel to Jefferies, requesting confidential treatment pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and pursuant to the provisions of 17 C.F.R. §200.83.

Questions and Answers About the Exchange and the Skyline Special Meeting, page 1

2.	Please provide a separate question and answer regarding the tax consequences of the special cash dividend and include appropriate disclosure in your summary section.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to the question and answer that has been added on page 5 of Amendment No. 1 and the additional disclosure in the “Summary” section on page 15 of Amendment No. 1 regarding the tax consequences of the special cash dividend.

Will Skyline’s shareholders receive any consideration in the Exchange?, page 1

3.	We note your disclosure on page 158 that the estimated special cash dividend of $5.4 million. Please revise your disclosure here to provide an estimate of the special cash dividend.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 1 of Amendment No. 1 under the question “Will Skyline’s shareholders receive any consideration in the Exchange?” for the additional disclosure.

Interests of Certain Directors, Officers, and Affiliates of Skyline, page 13

4.	Please quantify the benefits that the directors, officers, and affiliates of Skyline will receive as a result of their interests in the merger. Please also quantify these amounts in your related risk factor on page 24.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 14 under the heading “Interests of Certain Directors, Officers, and Affiliates of Skyline” and page 27 under the risk factor “Certain of Skyline’s officers and directors have interests that are different from, or in addition to, the interests of Skyline’s shareholders generally” of Amendment No. 1 for the additional disclosures.

U.S. Securities and Exchange Commission

April 4, 2018

The Exchange, page 50

General Description of the Exchange, page 50

5.	Please consider including an illustration of Skyline’s structure after the transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 55 of Amendment No. 1 under the heading “General Description of the Exchange” for a graphic illustration of the combined company’s structure after the closing of the Exchange.

6.	Please disclose here the number of equity interests of each of Champion Home Builders, Inc. and CHB International B.V. that will be exchanged for the Exchange Shares in the transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 54 of Amendment No. 1 under the heading “General Description of the Exchange” for the additional disclosure.

7.	Please elaborate on the terms of the proposal from Company X. For example, please disclose what Skyline’s equity position would have been in Company X.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 58 of Amendment No. 1 for the revised disclosures.

8.	Please revise to discuss what consideration the board gave to making a response to Company’s X’s indication of interest.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 58 of Amendment No. 1 for the revised disclosures.

9.	Please revise your disclosure to discuss whether any other potential partners other than Company X were contacted and the reasons for not pursuing those other potential partners.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to pages 58-59 of Amendment No. 1 for the revised disclosures.

10.	Please revise to disclose how the board responded to the unsolicited offer received on January 2, 2018 from the private investment firm.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 66 of Amendment No. 1 for the revised disclosures.

U.S. Securities and Exchange Commission

April 4, 2018

Opinion of the Financial Advisor to the Skyline Board of Directors, page 65

11.	We note your disclosure that Jefferies’ opinion was for the use and benefit of the Board in its consideration of the Exchange. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisors’ belief that shareholders cannot rely upon the opinion to support any claims against the financial advisors arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor’s engagement letter with the company). Describe any state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to the financial advisors would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the disclosure referenced by the Staff is not inconsistent and does not limit reliance by shareholders on the disclosures relating to such opinion in the proxy statement. The disclosure included in the Preliminary Proxy Statement, and Jefferies’ opinion, does not include any of the disclaimers, qualifications, or limitations on reliance by the Company’s shareholders language that the Staff has found problematic in the past. We note, for example, that neither the Preliminary Proxy Statement nor Jefferies’ opinion states that the opinion is “exclusively” or “solely” for use by the Company’s board of directors. We also note that the disclosure and Jefferies’ opinion do not state that the Company’s shareholders may not rely on the disclosures in the proxy statement relating to Jefferies’ opinion. Accordingly, we respectfully submit that no changes are necessary to the disclosure in Amendment No. 1 concerning Jefferies’ opinion.

12.	We note Jefferies’ statement that the opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without the financial advisor’s prior written consent. Please disclose, if true, that financial advisor has consented to the use of its opinion in your proxy statement.

Response: The Company confirms that Jefferies agreed to the inclusion of, and reference to, its opinion in the proxy statement. Please see the revised disclosure on page 72 of Amendment No. 1 in response to the Staff’s comment.

Ancillary Agreements To Be Entered Into In Connection With the Exchange, page 111

Registration Rights Agreements, page 111

13.	Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

U.S. Securities and Exchange Commission

April 4, 2018

Response: In response to the Staff’s comment, the Company advises the Staff that the registration rights agreement does not provide for any liquidated damages, cash, or other specific penalties, including any that would result from delays in registering the Company’s common stock. The Company has revised the disclosures in the Preliminary Proxy Statement accordingly. I refer you to page 116 of Amendment No. 1 for the revised disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Champion Holdings, page 119

Nine Months ended December 30, 2017 as Compared to Nine Months ended December 31, 2016, page 121

14.	Please expand your disclosure to quantify how much of the volume increase in units was due to orders by FEMA during the nine months ended December 30, 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 127 of Amendment No. 1 for the revised disclosures.

Year Ended April 1, 2017 as Compared to Year Ended April 2, 2016, page 125

15.	Please expand your disclosure to quantify how much of the volume increase in units was due to orders by FEMA during the year ended April 1, 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 130 of Amendment No. 1 for the revised disclosures.

Liquidity and Capital Resources, page 133

16.	In your discussion of cash flows for fiscal 2017, you state that the increase in cash and cash equivalents was primarily driven by increased operating income offset by working capital changes. Please expand your narrative to more fully discuss and quantify such working capital changes, including the fluctuations to accounts receivable, inventories and accrued expenses.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement to expand the narrative of the working capital changes, including the fluctuations to accounts receivable, inventories, and accrued expenses for fiscal 2018, as you requested. I refer you to pages 138-139 of Amendment No. 1 for the revised disclosures.

Contractual Obligations and Commitments, page 134

17.	We note, based on footnote (1), that your table of contractual obligations excludes the related interest on your long-term debt obligations. Please revise your table, or provide a footnote disclosure, to include the estimated cash requirements for interest on your long-term debt. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 of SEC Interpretative Release No. 33-8350.

U.S. Securities and Exchange Commission

April 4, 2018

Response: In response to the Staff’s comment, the Company has revised the disclosures in the Preliminary Proxy Statement to include a footnote to the long-term debt obligations table detailing the estimated cash requirements for interest on Champion Holdings’ long-term debt. I refer you to page 139 of Amendment No. 1 for the revised disclosures.

Critical Accounting Policies, page 136

Reserves For Self-Insured Risks, page 137

18.	Please disclose the excess loss limits associated with each risk you are self-insured for, including but not limited to general insurance, product liability, workers’ compensation, auto, health and property insurance. Please also disclose the nature of each risk for which you do not have excess loss limits.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the Preliminary Proxy Statement on excess loss limits associated with insurance programs as you requested. I refer you to page 142 of Amendment No. 1 for the revised disclosures.

Unaudited Pro Forma Condensed Combined Financial Information of Skyline Champion Corporation, page 147

1. Basis of Presentation, page 154

19.    You disclosed that the interim unaudited pro forma condensed combined financial data have been compiled using the financial information for Skyline for the six months ended December 3, 2017 and November 30, 2016. Since Champion Holdings’ most recent fiscal period end is the nine months ended December 30, 2017, Champion Holdings derived the six-month fiscal period ended December 30, 2017 from internal financial information in order to combine with Skyline in the unaudited pro forma condensed combined financial statements. Given that you have compiled the income statement for the year ended May 31, 2017 for Skyline with the income statement for the year ended April 1, 2017 for Champion Holdings, please tell us how you determined that it was appropriate to derive the six-month fiscal period ended December 30, 2017 for Champion Holdings with the six months period ended December 3, 2017 for Skyline. Please specifically address why you used the six-month period ended December 30, 2017 for Champion Holdings rather than the six-month period ended September 30, 2017. Please cite the accounting literature used to support your conclusion.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company considered Regulation S-X Rule 11-02(c)(3) and the Division of Corporation Finance Financial Reporting Manual Section 3330.1 and 3330.2 in its determination to combine the six-month fiscal period ended December 30, 2017 for Champion Holdings with the six-month period ended December 3, 2017 for Skyline. In this regard, the Company considered the following facts:

(1)	the six-month period ended December 30, 2017 represents the most recent interim period financial information for Champion Holdings; and

U.S. Securities and Exchange Commission

April 4, 2018

(2)	the six-month period ended December 30, 2017 selected for Champion Holdings most closely aligns with Skyline’s six-month period ended December 3, 2017 (five months of overlap in the combined pro forma financial statements as presented compared to four months if using the period ended September 30, 2017).

Finally, in accordance with the literature referenced above, the Company has included applicable quantitative and narrative disclosure about Champion Holdings’ net sales, gross profit, selling, general and administrative expenses, and net income for the three months ended July 1, 2017 not included in the unaudited pro forma condensed combined financial information.

Note 4(b), page 158

20.	Please revise your disclosure to provide the calculation of the special dividend for each of Skyline and Champion Holdings.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement to provide additional definition of the calculation of the special dividends, reference to the definitions per the Exchange Agreement, and the dividend calculations presented in tabular format. I refer you to page 164 of Amendment No. 1 for the revised disclosures.

Note 4(h), page 159

21.	Please explain to us how you determined that a reversal of the valuation allowance, due to your assertion that the deferred tax assets are more likely than not to be realized, is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company performed a review of its deferred tax assets including their respective expiration dates, the combined company’s expected tax structure, applicable change of control provisions and limitations, and reviewed the combined company’s projected profitability. Based on those reviews, we believe the reversal of the valuation allowance to be factually supportable and have updated the disclosures in the pro forma footnotes to provide additional details on the procedures performed. I refer you to page 165 of Amendment No. 1 for the revised disclosures.

22.	Please expand your footnote to show how the adjustment to depreciation expense is split between cost of sales and selling, general and administrative expenses for each period presented. Please also expand your disclosure to show the range of estimated useful lives by separate asset classes within property, plant and equipment.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the Preliminary Proxy Statement to provide additional detail of the adjustment to depreciation expense and the split between cost of sales and selling, general and administrative expenses for

U.S. Securities and Exchange Commission

April 4, 2018

each period presented. The Company is also providing additional disclosure on the range of estimated useful lives by separate asset class. I refer you to page 166 of Amendment No. 1 for the revised disclosures.

Note 4(q), page 161

23.	We note that you have removed interest expense related to your previous debt arrangements. You indicate that the final amount of debt to be incurred by the combined entity, the amount of new deferred financing fees, and the related impact on interest expense has not yet been determined. Please confirm whether you will revise your pro forma financial information to include the impact of your new debt arrangements once the terms have been determined. If you revise your disclosure, please disclose whether the interest rates on your debt arrangements are fixed or variable.

Response: In response to the Staff’s comment, the Company removed interest expense only related to the previous Skyline debt. It has not yet been determined whether the Champion Holdings debt will be amended or replaced concurrent with the closing of the Exchange. If the Company concludes that the Champion Holdings debt will be amended or replaced, the pro forma financial information that would be impacted by such amendment or replacement will be updated to include the impact of the new arrangement. The Company also has revised the disclosures in the Preliminary Proxy Statement to reference that Champion Holdings’ current debt is on a variable rate basis. I refer you to page 167 of Amendment No. 1 for the revised disclosures.

Note 4(s), page 161

24.	Please tell us how you determined that it was appropriate to eliminate net currency translation loss recognized by Champion Holdings. Please specifically tell us how you determined that this adjustment is factually supportable.

Response: In response to the Staff’s comment, the elimination of the net currency translation gains and losses related to intercompany debt of Champion Holdings denominated in non-functional currencies. Such intercompany debt has subsequently been settled per the terms of the Exchange Agreement, thus, the combined company will no longer be subject to those gains and losses. The Company has revised the related disclosures to reference the retirement of Champion Holdings’ intercompany debt. I refer you to page 167 of Amendment No. 1 for the revised disclosures.

Note 2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition and Repurchase Agreements, page F-11

25.	Please disclose the revenue recognition policy for your transportation services subsidiary, Star Fleet Trucking, as well as the percentage of revenue attributable to this business line.

Response: In response to the Staff’s comment, disclosure has been added regarding the revenue recognition policy of Champion Holdings’ transportation operations and the percentage of revenue attributable to those operations. I refer you to page F-12 of Amendment No. 1 for the revised disclosures.

U.S. Securities and Exchange Commission

April 4, 2018

Note 15. Subsequent Events, page F-41

26.	Please revise your disclosure to indicate the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1a.

Response: In response to the Staff’s comment, the disclosures in the Preliminary Proxy Statement have been revised as you requested. I refer you to page F-41 of Amendment No. 1 for the revised disclosures.

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The Company respectfully requests the Staff’s assistance in completing its review of Amendment No. 1 as soon as possible. Should you have additional comments or questions, please contact me at (317) 231-7333, or by email at dhooper@btlaw.com.

Sincerely,

/s/ David P. Hooper

David P. Hooper

cc:    John C. Firth, Skyline Corporation

Richard W. Florea, Skyline Corporation

Jon S. Pilarski, Skyline Corporation